UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2024

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

BioNTech SE (the “Company”) previously disclosed that the Company was in discussions with the National Institutes of Health (“NIH”) concerning royalties and other amounts allegedly owed on sales of the Company's COVID-19 vaccine since commercialization, and that the NIH had delivered a communication threatening to send a notice of default under its license agreement with the Company. On March 22, 2024, the Company received a notice of default from the NIH relating to alleged amounts owed and breaches under such license. As previously disclosed, the Company disagrees with the positions being taken by the NIH, and intends to vigorously defend against all allegations of breach.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: March 22, 2024